SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
ICOSAVAX, INC.
(Name of Subject Company (Issuer))
ISOCHRONE MERGER SUB INC.
a wholly owned subsidiary of
ASTRAZENECA FINANCE AND HOLDINGS INC.
a wholly owned subsidiary of
ASTRAZENECA PLC
(Names of Filing Persons — Offerors)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
45114M 109
(CUSIP Number of Class of Securities (Underlying Common Stock))
Adrian Kemp
AstraZeneca PLC
1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
England
Telephone: +44 20 3749 5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Sebastian L. Fain, Esq.
Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue, 31st Floor
New York, NY 10022-4611
☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒   Third-party tender offer subject to Rule 14d-1.
☐   Issuer tender offer subject to Rule 13e-4.
☐   Going-private transaction subject to Rule 13e-3.
☐   Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐   Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐   Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by AstraZeneca PLC, a public limited company incorporated in England and Wales (“AstraZeneca”), AstraZeneca Finance and Holdings Inc., a Delaware corporation and wholly owned subsidiary of AstraZeneca (“Parent”), and Isochrone Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”). This Schedule TO relates to the tender offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Icosavax, Inc., a Delaware corporation (the “Company”), for (i) $15.00 per Share in cash, subject to applicable withholding taxes and without interest (the “Closing Amount”), plus (ii) one non-transferable contingent value right (each, a “CVR”) per Share representing the right to receive a contingent payment of up to $5.00 in cash, subject to applicable withholding taxes and without interest, upon the achievement of specified milestones on or prior to the applicable outside date pursuant to the terms and subject to the other conditions set forth in the Contingent Value Rights Agreement (the Closing Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”), in each case, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and which, together, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”).
All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.
The Agreement and Plan of Merger, dated as of December 11, 2023 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) by and among the Company, Parent and Merger Sub, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.
Item 1.   Summary Term Sheet.
The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Icosavax, Inc., a Delaware corporation. The Company’s principal executive offices are located at 1930 Boren Avenue, Suite 1000, Seattle, Washington 98101. The Company’s telephone number is (206) 737-0085.
(b)   This Schedule TO relates to the outstanding Shares. The Company has advised AstraZeneca, Parent and Merger Sub that, as of the close of business on December 22, 2023, 50,802,709 Shares were issued and outstanding, 10,181,543 Shares were issuable pursuant to outstanding Company stock options (the “Company Options”), 518,673 were subject to issuance upon settlement of outstanding restricted stock units that are not subject to performance-based vesting conditions (the “Company RSUs”) and 24,000 Shares were subject to outstanding restricted stock units that are subject to performance-based vesting conditions (the “Company PSUs”) assuming full achievement of performance objectives. In addition, up to 948,374 Shares could be issued pursuant to the Company’s 2021 Employee Stock Purchase Plan prior to or concurrently with the Final Exercise Dates (as defined below) under the plan.
(c)   The information set forth in Section 6 (entitled “Price Range of Shares; Dividends on the Shares”) of the Offer to Purchase is incorporated herein by reference.
Item 3.   Identity and Background of the Filing Person.
(a) – (c) This Schedule TO is filed by Merger Sub, Parent and AstraZeneca. The information set forth in Section 8 (entitled “Certain Information Concerning AstraZeneca, Parent and Merger Sub”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.   Terms of the Transaction.
(a)   The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(a) and (b)    The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”

•
the “Summary Term Sheet”

•
Section 7 — “Certain Information Concerning the Company”

•
Section 8 — “Certain Information Concerning AstraZeneca, Parent and Merger Sub”

•
Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company”

•
Section 11 — “The Merger Agreement; Other Agreements”

•
Section 12 — “Purpose of the Offer; Plans for the Company”

•
Schedule I

Item 6.   Purposes of the Transaction and Plans or Proposals.
(a), (c)(1) – (7)    The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”

•
the “Summary Term Sheet”

•
Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company”

•
Section 11 — “The Merger Agreement; Other Agreements”

•
Section 12 — “Purpose of the Offer; Plans for the Company”

•
Section 13 — “Certain Effects of the Offer”

•
Section 14 — “Dividends and Distributions”

•
Schedule I

Item 7.   Source and Amount of Funds or Other Consideration.
(a), (b)    The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”

•
the “Summary Term Sheet”

•
Section 9 — “Source and Amount of Funds”

(d)   Not applicable.
Item 8.   Interest in Securities of the Subject Company.
(a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Summary Term Sheet”

•
Section 8 — “Certain Information Concerning AstraZeneca, Parent and Merger Sub”

•
Section 11 — “The Merger Agreement; Other Agreements”

•
Section 12 — “Purpose of the Offer; Plans for the Company”

•
Schedule I

(b)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 8 — “Certain Information Concerning AstraZeneca, Parent and Merger Sub”

•
Schedule I

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”

•
the “Summary Term Sheet”

•
Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

•
Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company”

•
Section 18 — “Fees and Expenses”

Item 10.   Financial Statements.
Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:
(a)   the consideration offered consists solely of cash;
(b)   the Offer is not subject to any financing condition; and
(c)   the Offer is for all outstanding securities of the subject class.
Item 11.   Additional Information.
(a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”

•
the “Summary Term Sheet”

•
Section 8 — “Certain Information Concerning AstraZeneca, Parent and Merger Sub”

•
Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company”

•
Section 11 — “The Merger Agreement; Other Agreements”

•
Section 12 — “Purpose of the Offer; Plans for the Company”

•
Section 13 — “Certain Effects of the Offer”

•
Section 15 — “Conditions of the Offer”

•
Section 16 — “Certain Legal Matters; Regulatory Approvals”

(c)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.   Exhibits.
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 27, 2023.*
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8).*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Summary Advertisement, dated December 27, 2023.*
(a)(5)(A)	Press Release of Icosavax, Inc., dated December 11, 2023 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Icosavax, Inc. with the SEC on December 12, 2023).
(a)(5)(B)	Press release issued by AstraZeneca PLC, dated December 12, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by AstraZeneca PLC with the SEC on December 12, 2023).
(a)(5)(C)	Social media posts of AstraZeneca PLC, dated December 12, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by AstraZeneca PLC with the SEC on December 12, 2023).
(a)(5)(D)	News article published by Endpoints: Icosavax buyout caps AstraZeneca’s long search for a vaccine platform, by Amber Tong, dated December 12, 2023 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by AstraZeneca PLC with the SEC on December 12, 2023).
(a)(5)(E)	News article published by the Financial Times: AstraZeneca strikes $1bn deal to acquire first vaccine company, by Hannah Kuchler and Donato Mancini, dated December 12, 2023 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by AstraZeneca PLC with the SEC on December 12, 2023).
(a)(5)(F)	News article published by Reuters: AstraZeneca to buy RSV vaccine maker Icosavax for $1.1 bln, by Yadarisa Shabong, dated December 12, 2023 (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by AstraZeneca PLC with the SEC on December 12, 2023).
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of December 11, 2023, by and among AstraZeneca Finance and Holdings Inc., Isochrone Merger Sub Inc. and Icosavax, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Icosavax, Inc. with the SEC on December 12, 2023).**
(d)(2)	Form of Contingent Value Rights Agreement (incorporated by reference to Annex B of Exhibit 2.1 to the Current Report on Form 8-K filed by Icosavax, Inc. with the SEC on December 12, 2023).
(d)(3)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Icosavax, Inc. with the SEC on December 12, 2023).
(d)(4)	Mutual Non-Disclosure Agreement, dated as of July 21, 2022, by and between Icosavax, Inc. and AstraZeneca UK Limited.*
(d)(5)	Mutual Non-Disclosure Agreement, dated as of August 22, 2023, by and between Icosavax, Inc. and AstraZeneca UK Limited.*
(d)(6)	First Amendment to Mutual Non-Disclosure Agreement, dated as of November 14, 2023, by and between Icosavax, Inc. and AstraZeneca UK Limited.*
(d)(7)	Second Amendment to Mutual Non-Disclosure Agreement, dated as of November 26, 2023, by and between Icosavax, Inc. and AstraZeneca UK Limited.*

Exhibit No.	Description
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

*
Filed herewith.

**
Certain annexes and schedules have been omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A. Parent hereby undertakes to furnish supplemental copies of any of the omitted annexes and schedules upon request by the SEC.

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: December 27, 2023
ASTRAZENECA PLC
By:
/s/ Adrian Kemp

Name:
Adrian Kemp

Title:
Company Secretary

ASTRAZENECA FINANCE AND HOLDINGS INC.
By:
/s/ David E. White

Name:
David E. White

Title:
President & Treasurer

ISOCHRONE MERGER SUB INC.
By:
/s/ David E. White

Name:
David E. White

Title:
President & Treasurer